Exhibit 99.1
FOR IMMEDIATE RELEASE — JULY 14, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD.
(TSXV Symbol — PEF)
PETROFLOW ENERGY LTD. ANNOUNCES COMMENCEMENT OF TRADING ON AMEX
Petroflow is pleased to announce that its common shares have been approved for listing on the American Stock Exchange (“AMEX”). This approval is contingent upon Petroflow being in compliance with all applicable listing standards on the date it begins trading on the AMEX, and may be rescinded if Petroflow is not in compliance with such standards. Petroflow’s trading symbol on AMEX will be PED and Petroflow intends to commence active trading on July 14, 2008. Petroflow will continue to trade on the TSX Venture Exchange under the trading symbol PEF.
At the present time, our shares traded on the AMEX will trade in US dollars and our shares traded on the TSX Venture Exchange will continue to trade in Canadian dollars.
“With our operational focus squarely on Oklahoma, we believe that listing our shares on the AMEX will attract a much wider audience of potential investors based in the United States. In turn we anticipate that this new market will lead to increased liquidity”, stated John Melton, President and CEO.
About Petroflow Energy Ltd.:
Petroflow is an independent oil and natural gas company engaged in exploration, development and production of hydrocarbon reserves primarily in the mid-continent region. Additional information about Petroflow can be found at the Company’s website: http://www.petroflowenergy.com.
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.

For further information, please contact:
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
Macam Investor Relations
Cameron MacDonald
403-695-1006
866-264-0743
www.macamgroup.com
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie, CFO
403-539-4311
www.petroflowenergy.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.